Exhibit 23.2

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Valentis, Inc. Amended and Restated 1997 Equity Incentive Plan, the Valentis, Inc. Amended and Restated 1998 Non-Employee Directors’ Stock Option Plan, the Valentis, Inc. Amended and Restated 2001 Nonstatutory Incentive Plan, and the Valentis, Inc. 2003 Employee Stock Purchase Plan of our report dated August 13, 2002 (except for paragraphs 5 through 10 of Organization and Basis of Presentation in Note 1, and Note 16, as to which the date is September 30, 2002) with respect to the financial statements of Valentis, Inc. included in its Annual Report (Form 10-K) for the year ended June 30, 2002, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Palo Alto, California

June 3, 2003